Rimage Corporation

7725 Washington Avenue South
Edina, MN 55439
(952) 944-8144

January 7, 2013

VIA EDGAR

Attn:	Stephen Krikorian, Accounting Branch Chief
Attn:	Amanda Kim, Staff Accountant

Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Rimage Corporation Form 10-K for the fiscal year ended December 31, 2011 filed March 15, 2012 Form 10-Q for the quarter ended September 30, 2012 filed November 9, 2012 File No. 000-20728

Dear Mr. Krikorian:

As requested, we are responding to your letter dated December 21, 2012. For convenience and clarity, we have set forth the text of your comments below. We are responding to the comments in the order presented.

Form 10-K for the Fiscal Year Ended December 31, 2011

Liquidity and Capital Resources, page 49

1.	We note from your disclosure on page 55 that the company has indefinitely reinvested $6.3M of the undistributed earnings from certain foreign subsidiaries. Tell us what consideration you gave to disclosing the amount of cash and investments that are currently held outside of the U.S. in jurisdictions subject to permanent reinvestment and the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Response:

As disclosed in Note 10 to our consolidated financial statements for the year ended December 31, 2011, Rimage has not provided for deferred taxes on unremitted earnings attributable to its international subsidiaries that are considered to be reinvested indefinitely. These earnings relate to ongoing operations in Germany and were approximately $6.3 million as of December 31, 2011.

As of December 31, 2011, the amount of cash, cash equivalents and marketable securities held outside of the U.S. was $5.3 million, or 7.6% of our consolidated cash, cash equivalent and marketable securities balances. We do not currently intend to repatriate cash generated by our foreign operations as it will be used to fund and further develop these operations. Further, because over 92% of our cash, cash equivalents and marketable securities balance as of December 31, 2011, or $64.8 million, was held in the U.S. and available to fund our U.S. business operations, we do not expect that we will need to access the cash balances held in foreign locations. However, if circumstances change and these funds are required for our U.S. operations, any associated tax liability would currently be fully offset by a foreign tax credit, given that a significant portion of the unremitted earnings were generated at the historic 40% German rate, resulting in a blended tax rate that is higher than the U.S. tax rate. Further, Rimage has significant domestic net operating losses which are currently offset with a full valuation allowance, which would offset any income associated with repatriation.

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In our future filings, we intend to disclose the amount of cash, cash equivalents and marketable securities balances held outside the U.S. and the potential tax implications associated with repatriation in a manner similar to the format below:

“As of {date}, the amount of cash, cash equivalent and marketable securities held by the Company’s foreign subsidiaries that are not available to fund domestic operations unless repatriated was $_______, of which $________ represents accumulated undistributed foreign earnings. The Company currently does not intend to repatriate the cash and related balances held by its foreign subsidiaries. However, if circumstances change and these funds are needed to meet cash requirements in the U.S., the Company would be required to accrue and pay U.S. taxes, net of related foreign tax credits, to repatriate these funds. Based on current tax laws and structures, Management does not believe this would have a material impact on its consolidated financial statements and cash flows.”

Form 10-Q for the Quarter Ended September 30, 2012 Goodwill and Intangible Assets, page 10

2.	We note that you disclosed that certain indicators of impairment were present, as evidenced by a sustained decrease in your stock price during the third quarter resulting in a market capitalization significantly below the carrying value of your net equity and a lower than planned rate of revenue growth to-date for your online publishing segment. Please explain why these indicators were not present during your first and second quarterly filings. Indicate whether those filings discussed and analyzed the possibility of an impairment assessment (i.e., a known trend or uncertainty). We refer you to Item 303(a)(3) of Regulation S-K. Explain why the planned rate of revenue growth was lowered during the third quarter and contrast this with some of statements you made in the Second Quarter 2012 Financial Results including that “Qumu is demonstrating good traction.” See your Form 8-K filed on July 18, 2012. In this regard, describe in detail the factors that changed between your second quarter earnings release and the third quarter lowering of your planned rate of revenue growth.

Response:

Why were the indicators of impairment not present during the first and second quarter filings?

The Company’s policy is to test goodwill for impairment annually, during the fourth quarter of each year, or more frequently if changes in circumstances or the occurrence of events suggest impairment exists. The Company reviews the carrying amount of its long-lived assets, including acquired intangible assets, when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Management has conducted an analysis each quarter to determine whether triggering events have occurred that would indicate that a potential impairment of goodwill and amortizing intangible assets exists. This quarterly analysis led management to the conclusion that no triggering event had occurred as of March 31, 2012 and June 30, 2012. Management’s most recent interim analysis as of September 30, 2012, however, resulted in a conclusion that certain indicators of impairment were present, as evidenced by a sustained decrease in the Company’s stock price during the third quarter resulting in market capitalization significantly below the carrying value of its net equity and a lower than planned rate of revenue growth to-date for its online publishing segment that we concluded was no longer temporary at the end of the third quarter. Consequently, management performed an impairment analysis to value amortizing intangible and tangible assets and goodwill, as further described in Note 7 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012. All resulting impairment write-downs were associated with assets of the Qumu online publishing reporting unit.

Following are the factors that management considered in determining that an impairment triggering event had not occurred as of the first or second quarters of 2012:

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Proximity of first and second quarters to Qumu acquisition date:

Rimage acquired Qumu, Inc. (“Qumu”) effective October 10, 2011, and conducted a full purchase accounting analysis at that time. The purchase accounting analysis was not fully completed until the second quarter of 2012. Management concluded that the valuation of intangible assets and goodwill at that time was appropriate. Given the close proximity to the date of purchase and the fact that Qumu was still being integrated into Rimage’s operations, the decline in Rimage’s stock price and Qumu’s lower than planned financial performance through June 30, 2012 appeared to be temporary with recovery expected in the short term. Thus, valuations of goodwill and intangible assets established less than nine months prior appeared to remain appropriate at June 30, 2012.

Lower than planned financial performance in first half of 2012 impacted by several factors and deemed to be temporary:

Qumu is a small development stage entity. Limited cash reserves led to an underinvestment by Qumu in marketing and sales prospect development prior to the October 2011 acquisition, leading to a population of sales prospects that was less qualified than expected as we entered the first half of 2012. Additionally, Qumu’s focus on completing the sale of the company in October 2011 and then integrating its operations with those of Rimage resulted in a lower than expected emphasis on important business development initiatives. Qumu also experienced some turnover of sales personnel subsequent to the acquisition, causing temporary disruption in the development of the sales pipeline in the U.S. Additionally, Qumu began to expand its business development and sales operations in Europe, which required the transfer in early Q1 2012 of key sales personnel from the U.S. to Europe. Further, given Qumu’s low volume of transactions at this stage of its development, the timing of customer purchase decisions created variability relative to acquisition-date projections in the amount of revenue realized during the first half of 2012. The combined result of these factors was lower than anticipated sales through June 30, 2012. However, the decrease was deemed to be temporary, as the Company was actively investing in new direct and inside sales resources and making targeted investments in marketing throughout the first half of 2012 to address these issues. The expectation that the disruptions were temporary in nature was further supported by the closing of significant sales arrangements in late Q2 and early Q3, as described below.

Significant sales arrangements closed in late Q2 and early Q3:

After an extended sales process, Qumu closed a contract late in the second quarter 2012 for a $4.3 million multi-year term license with a Fortune 50 company, ending the second quarter with $6.6 million in backlog of contracted commitments, compared to $1.5 million at the end of the first quarter. Additionally, shortly after the end of the second quarter, Qumu closed another significant multi-year order with a large European telecommunications provider approximating 1.5 million Euros. These contracts were some of the largest arrangements entered into in Qumu’s history and were considered to be indicative of a positive trend for the entity.

The new investments described above and the growing backlog of contracted commitments were expected to result in continuing improvements in sales results in the third quarter and subsequent periods.

Rimage stock subject to temporary selling pressures subsequent to the acquisition date:

Rimage’s stock price declined from $10.64 per share on the date of acquisition of Qumu on October 10, 2011 to $9.55 as of March 31, 2012 and $7.80 as of June 30, 2012. The Company believes that several factors combined to create temporary selling pressure on Rimage’s stock in the first half of 2012, further described below. The impact of these selling pressures was deemed to be temporary with recovery expected in the near term once the revenues returned to expected levels.

-	The emerging, growth oriented nature of the newly acquired Qumu business did not meet the profile of certain of Rimage’s longer-term institutional value investors, subjecting Rimage’s stock to temporary selling pressures.
-	Both of Rimage’s business segments, disc publishing and the Qumu online publishing business, fell short of financial expectations and underperformed relative to financial guidance in Q4 2011 and Q1 and Q2 of 2012.

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-	The selling shareholders of Qumu (primarily venture capital-backed investors) acquired approximately 1 million of Rimage shares upon sale of Qumu. Such shares were subject to a lock-up agreement under which the restrictions lapsed for 1/3 of the shares in April 2012, 1/3 in July 2012 and the remaining 1/3 in October 2012. Venture capital investors do not typically hold public company shares, creating additional selling pressure upon lapse of the selling restrictions.
-	These factors contributed to a decline in Rimage’s stock price, and as a result, Rimage’s stock no longer met the market capitalization thresholds of the Russell 3000 index as of June 2012, leading to a selloff of Rimage stock as funds were subject to automatic rebalancing of their portfolios. This created additional downward pressure on Rimage’s stock price.

It should be noted that Rimage’s market capitalization has been below the carrying value of its net equity dating back to June 30, 2011, prior to the acquisition of Qumu. Thus, this shortfall is not wholly related to the Qumu reporting unit and its goodwill and intangibles, but is also significantly impacted by an expectation in the market of flat to declining revenues related to Rimage’s disc publishing segment.

The fluctuations in Rimage’s market capitalization tracked with the broader market measured by the S&P 500 and Nasdaq until approximately June 30, 2012. While the Company experienced a decline in its stock price as of June 30, 2012 relative to March 31, 2012, this decline was significantly impacted by the factors creating selling pressures on the stock described above. Management did not determine that the resulting decrease in market capitalization in comparison to the market as of June 30, 2012 was for a sufficient duration to conclude that a triggering event existed, particularly after considering the other factors previously highlighted.

As of March 31 and June 30, 2012, management considered the factors outlined above and concluded that an impairment trigger did not exist. Most important in this conclusion were the significant arrangements that were in the pipeline that appeared to be an indication that Qumu was building sales momentum after disruptions related to the acquisition. Management believed that once revenues rebounded as a result of the additional investments in sales and marketing that the stock price would also begin to recover.

Indicate whether those filings discussed and analyzed the possibility of an impairment assessment (i.e., a known trend or uncertainty).

Under Item 1A., “Risk Factors,” in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2011, management disclosed that “The acquisition of Qumu could result in operating difficulties and other harmful consequences that may adversely impact our business and results of operations.” As part of this discussion, management described certain risks, including but not limited to the following:

-	Diversion of management time and focus from operating our business to the integration challenges;
-	Cultural challenges associated with integrating Qumu sales employees into our organization and retention of these employees;
-	Managing larger and more widespread operations resulting from the Qumu acquisition;
-	Development of and expansion of the U.S. and international markets for the Qumu product;
-	Additionally, a potential shift of contracted sales of Qumu products from perpetual licenses to term licenses would adversely impact recognized revenue and profitability in the short term.
-	Our failure to address these risks or other problems encountered in connection with the Qumu integration could cause us to fail to realize the anticipated benefits of this transaction, incur unanticipated liabilities, and harm our business generally.

In addition, descriptions of “Valuation of Intangible Assets and Goodwill” and “Impairment of Long-lived Assets” were included as part of management’s Critical Accounting Policies in its Form 10-K for the year ended December 31, 2011 (pages 30 and 31), and referenced in the Company’s interim period filings.

Management believed that the disclosures described above were sufficient for the first and second quarterly filings given the expectation that Rimage’s stock price would begin to recover in the near term with an expected return to planned revenues in the third quarter.

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Explain why the planned rate of revenue growth was lowered during the third quarter and contrast this with some of the statements made in the second quarter 2012 financial results including that “Qumu is demonstrating good traction.” In this regard, describe in detail the factors that changed between your second quarter earnings release and the third quarter lowering of your planned rate of revenue growth.

While revenue growth for the newly acquired Qumu business was below management’s expectations during the first half of 2012, Qumu had made significant progress in increasing its backlog of contracted commitments as evidenced by the closing of two multi-million dollar, multi-year contracts with large enterprises near the end of the second quarter. Management believes that the closing of these large orders helps confirm the market need for the Qumu solution; however, the revenue for such arrangements will be recognized over a period of time through 2015. Third quarter revenue associated with the Qumu reporting unit doubled relative to revenue levels in each of the first and second quarters and the backlog of contracted commitments increased to $8.4 million as of September 30, 2012 from $6.6 million as of June 30, 2012, further supporting management’s statement in the second quarter earnings release that “Qumu is demonstrating strong traction with its enterprise video communications solution.” However, actual revenue growth in the third quarter was lower than financial projections developed at the time of our second quarter earnings release, impacted in part by the timing of customer purchase decisions. The lower than expected revenue in Q3, coupled with the below plan revenue results in the first half of 2012, was one factor that led to management reducing its revenue growth assumptions for the Qumu reporting unit over the next few years relative to projections developed at the time of the acquisition.

Additionally, as part of its annual financial planning process initiated late in the third quarter, management reconsidered its revenue growth assumptions in light of an expected change in how some Qumu customers want to procure Qumu’s products and services. This change is expected to lead to an increased concentration of term/subscription license arrangements relative to perpetual license arrangements. Historically, Qumu’s sales transactions have predominantly been in the form of perpetual software licenses, resulting in upfront revenue recognition. Conversely, term/subscription license arrangements require recognition of revenue over the term of the arrangement, resulting in lower revenue recognition in the near term. This expected change in Qumu’s business model is evolving as evidenced by the large term license arrangement closed late in the second quarter and the closing of another significant term arrangement in early fourth quarter, but was not reflected in management’s original financial projections developed at the time of the acquisition and valuation of Qumu or its projections as of the second quarter 2012.

The lower than projected third quarter Qumu revenue, coupled with the expected change in Qumu’s business model to an increased concentration of term arrangements resulted in a lowering of revenue growth assumptions over the next few years relative to projections developed at the time of the acquisition. These revised financial projections were used in management’s quarterly analysis as of September 30, 2012 to determine whether triggering events had occurred that would indicate the existence of a potential impairment of goodwill and amortizing intangible assets.

Additionally, Rimage’s stock price declined further as of September 30, 2012 to $6.75/share from $7.80/share at June 30, 2012, resulting in a continued decrease in market capitalization through September 30, 2012, which at this stage, was no longer tracking with the overall market. Market capitalization as a percentage of net equity was approximately 55% as of September 30, 2012, compared to approximately 80% as of the acquisition date.

In summary, the sustained decrease in the Company’s stock price during the third quarter resulting in market capitalization significantly below the carrying value of its net equity, coupled with management’s lowering of revenue growth assumptions for the Qumu reporting unit, driven by another quarter of lower than planned sales and an expected increase in the concentration of term vs. perpetual license arrangements, resulted in management’s conclusion that a triggering event for impairment of Qumu’s goodwill and intangible assets existed as of September 30, 2012. As a result, the Company performed an interim impairment test of goodwill and long-lived assets and recorded impairment charges as described in Note 7 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012.

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Liquidity and Capital Resources, page 22

3.	In future filings, please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day’s sales outstanding (“DSO”) at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Response:

In future filings, the Company will revise its disclosures in the Liquidity and Capital Resources section to focus on the primary drivers of and other material factors necessary to an understanding of the Company’s cash flows and the indicative value of historical cash flows. The Company will consult Interpretive Release 33-8350 in preparing these revised disclosures.

___________________________________________

In response to your request, by this letter the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James R. Stewart at (952) 944-8144 if you have any questions or need additional information.

Sincerely,

Rimage Corporation

/s/ James R. Stewart

James R. Stewart, Chief Financial Officer